VF 12-6-02

02054989

NITED STATES
TIES AND EXCHANGE
COMMISSION
hington, D.C. 20549

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SEC FILE NUMBER
8-22274

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

FV 12/6/02

REPORT FOR THE PERIOD BEGINNING October 1, 2001 AND ENDING September 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RECD S.E.C.
NOV 27 2002

OFFICIAL USE ONLY
FIRM I.D. No.

STERN FISHER EDWARDS INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Wilshire Boulevard, Suite 1950
(No. and Street)

Los Angeles	California	90017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon Kmett, President (213) 612-0220
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)

(Name -- if individual, state last, first, middle name)

Deloitte & Touche LLP

350 South Grand Ave.	Los Angeles,	California	90071-3462
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

X Certified Public Accountant

_ Public Accountant

_ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 11 2002
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DP 12/10

OATH OR AFFIRMATION

I, Jon Kmett, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of Stern Fisher Edwards Inc (the "Company") as of and for the year ended September 30, 2002 are true and correct. I further swear (or affirm) that neither the Company nor any shareholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

TERI M. MC CASLAND
Commission # 1379409
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2006

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

(x)		Independent Auditors' Report.
(x)	(a)	Facing page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholders' Equity.
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x)		Notes to Financial Statements.
(x)	(g)	Computation of Net Capital Pursuant to Rule 15c3-1.
( )	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable).
( )	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
( )	(j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not required).
( )	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not required).
(x)	(l)	An Oath or Affirmation.
( )	(m)	A copy of the SIPC Supplemental Report.
(x)	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (supplemental report on Internal Control) (filed concurrently and included in the Public Report as a separate document).

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN FISHER EDWARDS INC
(SEC FILE No. 8-22274)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2002
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT
ON INTERNAL CONTROL

****

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

Board of Directors
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc (the "Company") as of September 30, 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Stern Fisher Edwards Inc at September 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

November 14, 2002

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

ASSETS

Cash and cash equivalents	$ 169,820
Commissions and investment advisory fees receivable	265,216
Fixed assets—net of accumulated depreciation of $73,847	33,549
Prepaid expenses and other assets	79,785
Investments—at fair value (cost $25,138)	13,722
TOTAL	$ 562,092

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Deferred revenue	$ 127,351
Accounts payable, accrued expenses and other liabilities	64,811
Commissions and investment advisory fees payable	62,011
Total liabilities	254,173
COMMITMENTS (Note 7)	
STOCKHOLDERS' EQUITY:	
Common stock, no par value—authorized, 100,000 shares; issued and outstanding, 12,800 shares	123,027
Retained earnings	184,892
Total stockholders' equity	307,919
TOTAL	$ 562,092

See accompanying notes to statement of financial condition.

STERN FISHER EDWARDS INC

NOTES TO STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2002

1. ORGANIZATION AND NATURE OF BUSINESS

Stern Fisher Edwards Inc (the "Company") is a broker-dealer and an investment advisor registered with the Securities and Exchange Commission. The Company engages primarily in the sale of common stocks, bonds and mutual funds. The Company also provides investment advisory, corporate financing and management services to its customers.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions—All securities transactions are executed and cleared by Crowell Weedon & Co. on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of this financial statement. Actual results could differ from those estimates.

Cash and Cash Equivalents—Investments with original maturities of three months or less are considered by the Company to be cash equivalents.

Investment Securities—Investment securities consist of a privately placed stock, which is carried at cost, which approximates fair value, and a call option on a publicly traded stock, which is carried at market value.

Depreciation—Depreciation is provided for over the estimated useful lives of the underlying assets, which range from three to twelve years using the straight-line method.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Commission and investment advisory fees receivables and liabilities are carried at cost, which approximates fair value.

Investment Advisory Services—Investment advisory fees represent fees received for advisement of the Company's clients, which are based upon the clients' net worth, and are generally recorded when earned; however, certain billings are billed in advance and a related deferred income account is then established. At September 30, 2002, the Company recorded $127,351 in deferred revenue.

3. RELATED PARTY TRANSACTIONS

The Company has two receivables outstanding at September 30, 2002 of $20,000 and $7,856, which are recorded in prepaid expenses and other assets in the accompanying statement of financial condition. The receivables are due in September 2003 and April 2004 and have an interest rate of 0% and 6%, respectively.

The Company is the general partner for an investment fund, The Clipper Ship Fund, L.P., (the "Partnership"), which was established in October 2001 with the objective of achieving superior investment returns, with an appropriate level of risk, by investing in and holding the stocks of a small number of carefully selected high-growth companies, chiefly in the technology sector but also in other industrial sectors. As the general partner, the Company may receive an investment management fee of 1.375% of the limited partners' capital accounts and a special profit allocation of profits (realized and unrealized) of the Partnership after exceeding a specified return. For the fiscal year ended September 30, 2002, the Company earned and recorded $26,481 in investment management fees, $7,631 was recorded in deferred revenue at September 30, 2002, and the Company did not earn any special profit allocations.

4. PENSION AND PROFIT SHARING PLAN

The Company has a profit sharing plan for certain eligible employees. Company contributions to the profit sharing plans are discretionary. The Company has received a qualified status for the plan from the Internal Revenue Service. The Company accrued $21,409 of contributions to the plan as of September 30, 2002.

5. NET CAPITAL REQUIREMENTS

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2002, under the most restrictive requirement, the Company had net capital of $109,436, which was $56,439 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 2.39 to 1.

6. RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Broker or Dealers under Rule 15c3-3.

7. COMMITMENTS AND CONTINGENCIES

Line of Credit—At September 30, 2002, the Company had an available line-of-credit arrangement totaling $22,015. The Company pays no commitment fees for this arrangement, and interest on the unpaid balance is based on the Wall Street Prime Rate plus 1.5% computed daily. The line-of-credit arrangement expires on July 1, 2003 unless terminated earlier by the bank.

Off-Balance-Sheet Credit Risk—In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Leases—The Company leases its offices and equipment under various cancelable and noncancelable operating leases. Noncancelable operating leases expire December 2008, with aggregate minimum rental payments for fiscal years ending September 30 as follows:

2003	$ 160,626
2004	134,977
2005	128,140
2006	127,651
2007	132,090
Thereafter	132,090
Total	$ 815,574

Concentration of Credit Risk—The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

* * * * * *

Deloitte & Touche LLP
Suite 200
350 South Grand Avenue
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.us.deloitte.com

Deloitte & Touche

November 14, 2002

Stern Fisher Edwards Inc
1000 Wilshire Boulevard, Suite 1950
Los Angeles, CA 90017

Dear Sirs:

In planning and performing our audit of the financial statements of Stern Fisher Edwards Inc (the "Company") for the year ended September 30, 2002 (on which we issued our report dated November 14, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be a material weakness as defined above:

> The size of the business necessarily imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein, and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of audit tests to be applied in our audit of the 2002 financial statements, and this report does not affect our report on such financial statements dated November 14, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that, except for the effects, if any, of the condition in the preceding paragraph, the Company's practices and procedures were adequate at September 30, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP